June 20, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.W.

Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director, Mail Stop 3561 Jennifer Thompson, Accounting Branch Chief Blair Petrillo, Staff Attorney Yong Kim, Staff Accountant

Re:	Williams-Sonoma, Inc. Form 10-K for the fiscal year ended February 3, 2008 Filed April 3, 2008 Definitive Proxy Statement on Schedule 14A Filed May 9, 2008 File No. 001-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated June 6, 2008 (the “Comment Letter”). For your convenience, the Staff’s comments 1 through 11 have been repeated below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in all future filings with the Commission, as applicable. The Company has attempted to explain how it intends to comply with such comments in detail sufficient for the Staff to understand the proposed revisions, including by providing, to the extent practicable, the text of such intended disclosures.

Form 10-K for the Fiscal Year Ended February 3, 2008

Item 1A Risk Factors, page 6

1.	Please revise the sub-heading for each risk factor to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as “We experience fluctuations in our comparable store sales” and “We must successfully manage our internet business.” Please revise this section throughout to succinctly state in your subheadings the risks that result from the facts or uncertainties.

Securities and Exchange Commission

June 20, 2008

Response:

The Company advises the Staff that it will revise the sub-heading for each applicable risk factor in its future public filings to succinctly state in the sub-headings the risks that result from the applicable facts or uncertainties. For example, subject to any changes necessary to reflect changes in the Company’s business or the underlying facts and circumstances, the Company will revise the subheadings you cited as follows, with deleted language stricken out and new language indicated by underlined text:

•	~~We experience fluctuations~~Declines in our comparable store sales may harm our operating results and cause a decline in the market price of our common stock.

•	~~We must successfully~~If we are unable to effectively manage our Internet business, our operating results may be harmed.

2.	Item 503 (c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” For example, the risk you disclose under “We must successfully identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demands” could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your annual report, you must clearly explain how they apply to your industry or the company.

Response:

The Company advises the Staff that it will revise, as necessary, the risk factors in its future public filings to identify more specifically how such risk factors apply to the Company or the industry within which the Company operates. For example, subject to any changes necessary to reflect changes in the Company’s business or the underlying facts and circumstances, the Company will revise the risk factor you cited as follows, with deleted language stricken out and new language indicated by underlined text:

~~We must successfully~~If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand, our sales levels and profit margin may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. For example, in the specialty home products business, style and color trends are constantly evolving. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. We must be able to stay current with preferences and trends in our brands and address the customer tastes for

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June 20, 2008

each of our target customer demographics. We must also be able to identify and adjust the customer offerings in our brands to cater to different customer demands. For example, a change in customer preferences for children’s room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers’ purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors also may not have the capacity to handle our demands. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers’ preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Item 7. Management’s Discussion and Analysis

Overview, page 21

3.	We note that you appear to have unusually high inventory levels at February 3, 2008. We also note your discussion of the current challenging economic environment, and we read that you plan to drive down inventory levels in fiscal year 2008 by aggressively liquidating slow-moving inventory through your outlet stores and e-commerce websites. We have the following comments:

Comment:

•

In your 2008 Forms 10-Q, please ensure that your analysis of results provides transparency into the impact of any significant inventory liquidations to provide better context around any decreases in your gross margin.

Response:

The Company advises the Staff that it notes that you have referenced its discussion regarding its “plan to drive down inventory levels in fiscal year 2008 by aggressively liquidating slow-moving inventory through our outlet stores and e-commerce websites.” In the retail industry, the use of the word “liquidating” is routinely used to describe markdowns taken in the

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June 20, 2008

ordinary course of business, as opposed to “liquidating” inventory through third party liquidators. Although the Company does expect increased markdowns in 2008, this will not necessarily translate into a significant gross margin impact, as markdowns always occur throughout the year. Since markdowns are a part of the Company’s ordinary course of business, the Company’s ability to accurately quantify those markdowns associated specifically with a plan to drive down inventory levels is not practicable. The Company has not previously provided additional disclosure surrounding the cost of “liquidating” its inventory through third party providers, as such liquidations have not been significant; however, in prior years (for example, in the Company’s First Quarter 2007 Form 10-Q filing), the Company specifically provided additional disclosure regarding the decrease in its gross margin due to increased markdowns and liquidation activity. Should the Company incur or expect to incur in the future any such significant inventory liquidations or markdowns, the Company will disclose their impact or potential impact on its gross margin accordingly.

Comment:

•

Please also discuss and quantify any significant inventory impairments and, if possible, address your current expectations for further declines in gross margin or impairments for the remainder of the fiscal year.

Response:

The Company advises the Staff that, in order to have any significant impairment, there must be an expectation that the Company will be selling its inventory below cost. Since the Company is a high-end specialty retailer with high margins, any inventory markdowns must be substantial to result in an impairment below the Company’s cost. Historically, any such markdowns have not been significant. Should the Company incur or expect to incur in the future any significant inventory impairments, however, the Company will disclose their impact or potential impact on its gross margin accordingly.

In future filings, the Company will provide additional disclosure regarding any future decreases in gross margins for the remainder of the year.

The proposed additional disclosure for future filings based on the Company’s First Quarter 2008 Form 10-Q filing (page 17 – Item 2. Management’s Discussion and Analysis: Cost of Goods Sold) is as follows, with new language indicated by underlined text:

First Quarter of Fiscal 2008 vs. First Quarter of Fiscal 2007

Cost of goods sold decreased by $8,516,000, or 1.7%, in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007. Cost of goods sold as a percentage of net revenues increased to 64.7% in the first quarter of 2008 from 63.0% in the first quarter of 2007. This increase as a percentage of net revenues was primarily due to the deleveraging of fixed occupancy expenses from declining sales, an increase in cost of merchandise sold and the impact of accelerated depreciation associated with terminating

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June 20, 2008

a store lease prior to its expiration, partially offset by reductions in replacements and damages. For the remainder of fiscal 2008, we expect our costs of goods sold as a percentage of net revenues to continue to increase by approximately XX to XX basis points over the prior year.

Comment:

•

To the extent that declining gross margins are more prevalent for certain brands, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management.

Response:

The Company advises the Staff that to the extent that declining gross margins are more prevalent for a certain brand or brands, the Company will provide additional disclosure. The proposed additional disclosure for future filings based on the Company’s First Quarter 2008 Form 10-Q filing (page 13 – Item 2. Management’s Discussion and Analysis: Overview) is as follows, with new language indicated by underlined text and specific references indicated by bold text:

Including a $0.05 per diluted share net benefit related to an incentive payment from a landlord to compensate us for terminating a store lease prior to its expiration, diluted earnings per share for the first quarter of fiscal 2008 decreased 37.5% to $0.10 per diluted share compared to $0.16 per diluted share in the first quarter of fiscal 2007. This decrease resulted from a 170 basis point decrease in our gross margin, partially offset by a 30 basis point decrease in our selling, general and administrative expenses. The gross margin decrease was primarily driven by the deleveraging of fixed occupancy expenses from declining sales in our core brands. The selling, general and administrative expenses decrease was primarily due to the landlord incentive payment.

Comment:

•	Consider whether you should reassess your aggregation of operating segments into reportable segments.

Response:

The Company advises the Staff that, in accordance with the aggregation criteria in SFAS 131 paragraph 17, the Company continually reassesses its aggregation of operating segments into reportable segments. The Company continues to believe the overall economics of each of its major concepts within each reportable segment have been and will be similar over time.

In order to reach this conclusion, the Company reassesses the performance of its brands by operating segment by periodically internally evaluating each brand’s gross margin and operating contribution as a percentage of net revenues within their reportable operating segment.

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June 20, 2008

The Company expects that all of the brands within its retail operating segment and within its direct-to-customer operating segment will have similar economic characteristics over time.

In addition, all of the brands within their reportable operating segment are similar in each of the following areas:

•	Nature of products and services (merchandising categories)
•	Nature of production processes (procurement, sourcing and supply chain)
•	Type or class of customer (similar targeted demographic profile)
•	Methods used to distribute products (centrally managed real estate and call center functions)
•	Regulatory environment (similar regulatory requirements for both segments)

Therefore, as a result of the above analysis, the Company does not believe any further disaggregation would be meaningful.

Comment:

•

To the extent that you are able to offset any decreases in your gross margins with reductions to your selling, general and administrative expenses, please also discuss and quantify the underlying factors that allowed you to reduce your selling, general and administrative expenses.

Response:

The Company advises the Staff that, to the extent that the Company is able to offset any decreases in its gross margin with reductions to its selling, general and administrative expenses, the Company will provide additional disclosures regarding the underlying factors that allowed it to reduce its selling, general and administrative expenses.

The proposed additional disclosure for future filings based on the Company’s First Quarter 2008 Form 10-Q filing (page 13 – Item 2. Management’s Discussion and Analysis: Overview) is as follows, with new language indicated by underlined text and specific references indicated by bold text:

Including a $0.05 per diluted share net benefit related to an incentive payment from a landlord to compensate us for terminating a store lease prior to its expiration, diluted earnings per share for the first quarter of fiscal 2008 decreased 37.5% to $0.10 per diluted share compared to $0.16 per diluted share in the first quarter of fiscal 2007. This decrease resulted from a 170 basis point decrease in our gross margin, partially offset by a 30 basis point decrease in our selling, general and administrative expenses. The gross margin decrease was primarily driven by the deleveraging of fixed occupancy expenses from declining sales in our core brands. The selling, general and

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June 20, 2008

administrative expenses decrease was primarily due to the landlord incentive payment.

Comment:

•

Please expand your Critical Accounting Policy on inventory reserves to more specifically address the uncertainties and variabilities related to the current economic environment. Please also quantify the sensitivity of your inventory reserve estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release No. 33-8350.

Response:

The Company advises the Staff that it will revise its Critical Accounting Policy on inventory reserves to more specifically address the uncertainties and variabilities related to the current economic environment and to provide additional disclosure surrounding the sensitivity of the Company’s inventory reserve estimates, in accordance with Section V of SEC Release No. 33-8350.

The Company’s existing disclosure per its Fiscal Year 2007 Form 10-K filing (page 34 – Item 2. Management’s Discussion and Analysis: Critical Accounting Policies) is as follows:

Merchandise Inventories

Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

The proposed revised disclosure for future Form 10-K filings, subject to any changes to reflect changes in the Company’s policies, is as follows:

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June 20, 2008

Merchandise Inventories

Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences, age of the merchandise and fashion trends. Our inventory value is adjusted periodically to reflect current market conditions, which requires significant management judgments that may significantly affect the ending inventory valuation, as well as gross margin. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory) and shrinkage.

We reserve for obsolescence based on historical trends, aging reports and specific identification. Historically, such reserves have not had a significant impact on our results of operations.

Shrinkage is estimated, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Therefore, our obsolescence reserve and shrinkage percentage contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our provision accordingly. Management does not believe that the assumptions used in these estimates will change significantly based on prior experience. In prior years, we have made no material changes to our estimates included in the calculations of the obsolescence and shrinkage reserves. In addition, we do not believe a 10% change in our obsolescence reserve or shrink percentage would have a material effect on net earnings.

Comment:

Please show us what the above disclosures will look like.

Response:

The Company respectfully advises the Staff to see example disclosures as noted above.

Securities and Exchange Commission

June 20, 2008

Results of Operations, page 23

4.	We note your repeated reference to the fact that fiscal year 2007 contained an additional week when compared to fiscal years 2006 and 2005. In future filings, please quantify the impact of the additional week for each of the income statement line items that you discuss, at the segments level if possible, as we believe this provides your readers with important context for understanding the changes in your results. Additionally, where you list multiple factors that contributed to a change in your results, please quantify the impact of each factor, where possible, to provide your investors with insight into the relative weight of each factor.

Response:

The Company advises the Staff that, in any future filings where the impact of the additional week is discussed, the Company will quantify the impact of the additional week for the income statement line items presented and at the segment level for which it is significant, if practicable.

In addition, the Company advises the Staff that when multiple factors are listed which contribute to a change in its results, the Company will list the factors that are significant in their order of magnitude. Further, when significant unusual business events occur that are not part of our ordinary course of business, the Company will specifically quantify and disclose their impact accordingly.

5.	We note your analysis of cost of goods sold beginning on page 25 and your references elsewhere in the filing to the fact that about 60% of your merchandise purchases are foreign-sourced. To the extent that the weakening U.S. dollar results in significantly increased costs for this merchandise, please discuss this matter and quantify the impact on your cost of goods sold.

Response:

The Company advises the Staff that although 60% of the Company’s merchandise purchases are foreign sourced, 95% of those vendors are paid in U.S. dollars. Any currency risks related to these international purchase transactions were not significant to the Company in prior years.

The Company supplementally advises the Staff that, in future filings, it will provide further disclosure, where applicable, regarding its currency risk.

Securities and Exchange Commission

June 20, 2008

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 32

Does the Compensation Committee compare the company’s compensation practices to those of other companies? page 35

6.	We note the disclosure on page 35 of the 19 public retail companies comprising the proxy data peer group for fiscal 2007. We also note the disclosure on page 36 that proxy data was reviewed with respect to the Chief Executive Officer’s recommendations for fiscal 2008. Please confirm that the proxy data peer group did not change from fiscal 2007 to fiscal 2008, or disclose any changes.

Response:

The Company confirms to the Staff that its proxy peer data group did not change from fiscal 2007 to fiscal 2008 to date. The Company will provide similar disclosure in all future proxy statement filings.

How are annual incentives determined? page 36

What are the criteria considered in awarding annual incentives? page 37

7.	Please disclose the “target bonus” amounts for your named executive officers. In addition, please disclose the Company Objective used for determining annual incentive awards for fiscal 2007. To the extent you believe disclosure of the “target bonus” and the Company Objective are not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response:

Target Bonus Amounts

The Company advises the Staff that the Compensation Committee set maximum bonus amounts under the Company’s 2001 Incentive Bonus Plan for each of the Company’s named executive officers for fiscal 2007. The maximum bonus amounts are set forth on page 25 of the Company’s Definitive Proxy Statement on Schedule 14A filed on May 9, 2008 (the “Proxy”). The Compensation Committee also established internal guidelines for its use of negative discretion to reduce bonus amounts from the permitted maximums, although the Compensation Committee was not bound by these guidelines when determining final bonus amounts. The anticipated target bonus amounts that were established were expressed as percentages of each named executive officer’s base salary. These percentages were as follows:

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June 20, 2008

Named Executive Officer	Target Bonus Amount as a Percentage of Base Salary

W. Howard Lester	100%

Sharon L. McCollam	50%

Laura J. Alber	50%

Patrick J. Connolly	50%

David M. DeMattei	50%

Dean Miller	40%

The Company advises the Staff that it will disclose target bonus amounts for its named executive officers in its future proxy statement filings.

Company Objective

The objective used for determining annual incentive awards for fiscal 2007 (the “Company Objective”), as discussed on page 37 of the Proxy, related to Company profitability. The Company Objective was expressed as an earnings per share goal for fiscal 2007. The Company respectfully advises the Staff that it did not disclose the numerical Company Objective because it is competitively sensitive.

The Company respectfully advises the Staff that the Company believes that disclosure of the specific earnings per share target that comprised the Company Objective is not required because disclosure of such information would result in the Company suffering competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K. Please see the enclosed supplemental request for confidential treatment for a more detailed discussion of the competitive harm that the Company would suffer.

In setting the Company Objective for fiscal 2007, the Company did not undertake any statistical analysis of how difficult it would be to achieve the Company Objective. However, as noted on page 38 of the Proxy, the Compensation Committee believed the Company Objective “was reasonably attainable based upon the company’s historic and expected levels of profitability.” In fiscal 2005 and fiscal 2006, the Company achieved the level of earnings per share set as the Company Objective for fiscal 2007. In setting the Company Objective for fiscal 2007, the Company took into consideration the fact that, like many other companies in the retail and home-related industries, the Company’s business would continue to be impacted by the downturn in the housing market and declining consumer confidence, as well as other macro-economic factors. As a result, the Company anticipated that meeting the earnings per share goal

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would be reasonably achievable, but would require continued and significant effort and competence by the named executive officers.

8.	We note the disclosure on page 38 that “only a portion” of the target bonus amount was paid for Fiscal 2007. Please specify how much was paid as a percentage of the target bonus. In addition, please disclose whether the negative discretion as applied by the compensation committee was determined on an aggregate basis for all executive officers or whether such discretion was applied on an individual basis.

Response:

The Company advises the Staff that the actual bonuses paid to the Company’s named executive officers in fiscal 2007, expressed as a percentage of the target bonus amounts, were as follows:

Named Executive Officer	Actual Bonus Amount as a Percentage of Target Bonus

W. Howard Lester	0%

Sharon L. McCollam	55%

Laura J. Alber	38%

Patrick J. Connolly	35%

David M. DeMattei	37%

Dean Miller	41%

The Company further advises the Staff that the negative discretion as applied by the Compensation Committee was determined on an individual basis for each named executive officer. Specifically, the Chief Executive Officer made award recommendations for each of the other named executive officers to the Compensation Committee that were below the target bonus amounts. The Chief Executive Officer’s recommendations were based on a review of each named executive officer’s performance on an individual basis, as compared to expectations and a subjective assessment of such executive’s performance against previously established goals and objectives. The Company will provide similar disclosures in all future proxy statement filings where negative discretion is applied.

Securities and Exchange Commission

June 20, 2008

How is the Chief Executive Officer compensated? page 40

9.	Please briefly describe objectives against which Mr. Lester’s performance was judged at the Compensation Committee meeting on March 11, 2008.

Response:

The Company advises the Staff that the objectives against which Mr. Lester’s performance was judged at the Compensation Committee meeting on March 11, 2008 included: his successful management of the Company and its financial performance, particularly under difficult economic conditions; improvements to the supply chain operations of the Company; the further development of a succession plan; the revitalization of the Pottery Barn brand; the success of cost reduction initiatives; the development of the Company’s international strategies; and improvements to the Company’s e-commerce capabilities. The Company will provide similar disclosure in all future proxy statement filings.

Committee Reports, page 43

10.	Please include the information required by Item 407(e)(5)(ii) of Regulation S-K, including the names of the compensation committee members.

Response:

The Company advises the Staff that it will disclose the names of Compensation Committee members under the Compensation Committee Report in its future proxy statement filings.

Certain Relationships and Related Transactions, page 48

11.	Please include the information required by Item 404(b) of Regulation S-K.

Response:

The Company advises the Staff that it operates under an unwritten policy for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. Consistent with Item 404(b) of Regulation S-K, the Company hereby undertakes to provide disclosure substantially similar to that set forth below in its future proxy statement filings:

“We have in place policies in our Corporate Code of Conduct that provide that associates must not engage in any transaction when an associate may face a real or perceived conflict of interest with the Company. Our Corporate Code of Conduct is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any shareholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, directors, director

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June 20, 2008

nominees and principal shareholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved or ratified by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or directors or any related compensation, is reportable under Item 402 of Regulation S-K and is approved by our Compensation Committee.

For the purposes of our related party transaction policy, “related party transaction” means any transaction in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, directors, director nominees and principal shareholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest, other than transactions available to all of our employees.

It is our policy to approve related party transactions only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our shareholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.”

*            *            *

Securities and Exchange Commission

June 20, 2008

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (415) 616–8775. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Sharon L. McCollam

Sharon L. McCollam

Executive Vice President,

Chief Operating and Chief Financial Officer

cc:	W. Howard Lester – Chief Executive Officer
Adrian T. Dillon – Chairman, Audit and Finance Committee
Seth R. Jaffe – Senior Vice President, General Counsel and Secretary
Adam Scott – Deloitte & Touche LLP
Aaron J. Alter – Wilson Sonsini Goodrich & Rosati